As filed with the Securities and Exchange Commission on July 2, 2002
Registration No. 333-84264

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. B-1*

ON FORM S-3
TO
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Xcel Energy Inc.
(Exact Name of Registrant as Specified in its Charter)

Minnesota	41-0448030
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

800 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Wayne H. Brunetti President and Chief Executive Officer Xcel Energy Inc. 800 Nicollet Mall Minneapolis, Minnesota 55402 (612) 330-5500	Edward J. McIntyre Vice President and Chief Financial Officer Xcel Energy Inc. 800 Nicollet Mall Minneapolis, Minnesota 55402 (612) 330-5500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert A. Yolles, Esq.
Peter D. Clarke, Esq.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Post-Effective Amendment No. B-1.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvested plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The registrant hereby amends this Post-Effective Amendment No. B-1 to this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

*	Filed as a Post-Effective Amendment on Form S-3 to such Form S-4 Registration Statement pursuant to the provisions of Rule 401(e) and the procedure described herein. See “Explanatory Note.”

Explanatory Note

(Not a part of the prospectus)

      On May 31, 2002, we successfully completed, on behalf of our indirect wholly owned subsidiary NRG Acquisition Company, LLC, our offer to exchange 0.5000 (the “Exchange Ratio”) of a share of our common stock, and the associated share purchase rights, for each publicly held share of Common Stock of NRG Energy, Inc. (“NRG”), par value $0.01 per share, in accordance with the terms and conditions set forth in the prospectus, dated April 3, 2002, as amended and supplemented, including by the prospectus supplements dated April 4, 2002 and May 31, 2002. On June 3, 2002, our indirect wholly owned subsidiary NRG Merger Corporation was merged with and into NRG with NRG being the surviving corporation.

      As a result of the offer and the merger, no shares of NRG Common Stock are held by the public nor will any shares of NRG Common Stock be issued in the future upon the settlement of the NRG equity units. Pursuant to the terms of the purchase contract agreement that sets forth the terms and conditions of your equity units, a holder of NRG equity units will now receive shares of our common stock upon settlement of the equity units instead of shares of NRG Common Stock.

      By Registration Statement No. 333-84264, we registered under the Securities Act of 1933, as amended, shares of our common stock, and the associated share purchase rights, to be issued (i) in the offer and the merger, (ii) upon the exercise from time to time of all outstanding options of NRG, and (iii) upon settlement of the NRG equity units. That registration statement became effective on May 31, 2002.

      This Post-Effective Amendment No. B-1 pertains to the 5,323,925 shares of our common stock, and the associated share purchase rights, that were registered by Registration Statement No. 333-84264 and that we may issue from time to time upon settlement of the NRG equity units.

      The letter “B” in the designation of this Post-Effective Amendment No. B-1 denotes that this Post-Effective Amendment relates only to shares of our common stock to be issued or delivered upon the settlement of the NRG equity units, and the number “1” in such designation denotes that this is the first post-effective amendment to the Registration Statement filed with respect to such shares. This system of designation will continue to be used for any future post-effective amendments to the Registration Statement that we may file relating to shares of our common stock that may be issued or delivered upon settlement of the NRG equity units, subject to the requirements of the Securities and Exchange Commission applicable from time to time.

The information in this prospectus may change. We may not issue shares of our common stock until the Post-Effective Amendment No. B-1 to the registration statement filed with the Securities and Exchange Commission to which this prospectus relates is effective. This prospectus does not constitute an offer to sell shares of our common stock and we are not soliciting offers to buy our shares in any state where the offer or sale is not permitted.

5,323,925 Shares

Common Stock
to be
issued upon settlement
of
Equity Units
of
NRG Energy, Inc.

            See “Risk Factors” beginning on page 5 for a discussion of certain risks that you should consider in respect of an investment in our common stock.

          Xcel Energy’s common stock is listed on the New York Stock Exchange, Chicago Stock Exchange and Pacific Exchange and trades under the symbol “XEL.” On July 1, 2002, the closing price of Xcel Energy’s common stock on the New York Stock Exchange was $15.93 per share. NRG’s Equity Units are listed on the New York Stock Exchange and trade under the symbol “NRZ.”

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the information contained in this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is July 2, 2002

SUMMARY
Xcel Energy Dividend Policy
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
Xcel Energy Dividend Policy
EFFECT OF MERGER ON EQUITY UNITS/CORPORATE UNITS OF NRG
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
PLAN OF DISTRIBUTION
EX-23.01: CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT
EX-23.02: CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

i

      As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business and financial information about Xcel Energy that is contained in documents we have filed with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page 20.

      You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Xcel Energy Inc., 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55402, (612) 330-5500.

ii

      Except as otherwise specifically noted, “we,” “our,” “us” and similar words in this prospectus refer to Xcel Energy.

SUMMARY

      This summary highlights information appearing in other sections of this prospectus. It may not contain all of the information that you should consider before investing in Xcel Energy common stock. You should read the prospectus carefully, including the “Risk Factors” section and the financial statements and the footnotes to those statements incorporated herein by reference.

      The following information is qualified in its entirety by and should be read together with the more detailed information and financial statements included in or incorporated by reference into this prospectus.

Company Background

      In August 2000, Northern States Power Co. and New Century Energies, Inc. merged to form Xcel Energy. On February 28, 2002, we completed a public offering of 23 million shares of Xcel Energy common stock at an offering price of $22.50 per share, with aggregate net proceeds to us of approximately $500 million.

      We are a public utility holding company with six public utility subsidiaries:

•	Northern States Power Company, a Minnesota corporation, which serves 1.3 million electric customers and 0.4 million gas customers in Minnesota, North Dakota and South Dakota;

•	Public Service Company of Colorado, a Colorado corporation, which serves 1.3 million electric customers and 1.1 million gas customers in Colorado;

•	Southwestern Public Service Company, a New Mexico corporation, which serves 390,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas;

•	Northern States Power Company, a Wisconsin corporation, which serves 230,000 electric customers and 90,000 gas customers in northern Wisconsin and Michigan;

•	Cheyenne Light, Fuel and Power Company, a Wyoming corporation, which serves 40,000 electric customers and 30,000 gas customers in and around Cheyenne, Wyoming; and

      We recently announced that we have agreed to sell Black Mountain Gas Company. Completion of that sale is subject to a number of conditions, including receipt of regulatory approvals. Another regulated subsidiary is Viking Gas Transmission Company, an interstate gas pipeline.

      We also own or have an interest in a number of nonregulated businesses, the largest of which is NRG. In addition to NRG, our nonregulated subsidiaries include Seren Innovations, Inc. (broadband telecommunications services), e prime, inc. (natural gas marketing and trading), Planergy International Inc. (energy management, consulting and demand-side management services), Utility Engineering (engineering, construction and design), Xcel International (IPP) and Eloigne Company (acquisition of rental housing projects that qualify for low-income housing tax credits).

      The largest of our unregulated subsidiaries is NRG. NRG is a global energy company, primarily engaged in the acquisition, development, ownership, and operation of power generation facilities and the sale of energy, capacity and related products. As of December 31, 2001, NRG had interests in power generation facilities (including those under construction) having a total generating capacity of 38,388 megawatts (MW), of which NRG has or will have net ownership of 24,357 MW. This is an increase from 15,007 MW of net ownership interests as of December 31, 2000. Approximately, 19,077 MW, or 78%, of NRG’s net MW generation in operation and under construction is located in the United States. NRG also has international power generation projects managed in three distinct markets, Australia/Asia Pacific, Europe and Latin/South America. At December 31, 2001, NRG had net ownership interests of 2,297 MW in Asia Pacific, 1,854 MW in Europe and 1,107 MW in Latin America.

      NRG has retained financial advisors to market its international assets. The assets are being marketed in four regional bundles: Latin America, the United Kingdom, Europe and Asia-Pacific. Any future sales should improve liquidity and reduce debt. NRG also is evaluating the possible restructuring of its domestic portfolio, including the potential sale of a partial or entire interest in selected North American regions. NRG also is considering the sale of its interests in landfill gas assets.

      On May 31, 2002, we successfully completed our exchange offer pursuant to which we offered to acquire, on behalf of our wholly owned subsidiary NRG Acquisition Company, LLC, and its parent company, our wholly owned subsidiary Xcel Energy Wholesale Group Inc., or Wholesale, all of the outstanding shares of NRG’s common stock. Prior to the expiration of the offer, neither we nor any of our subsidiaries owned any shares of NRG common stock, but we did own, through Wholesale, all 147,604,500 of NRG’s Class A common shares, each of which was convertible by us, at any time, into one share of NRG’s Common Stock. After accepting all of the shares tendered in the offer, Xcel Energy owned, through its subsidiaries, over 80% of the outstanding shares of NRG common stock.

      On June 3, 2002, Wholesale converted substantially all of the NRG Class A common shares that it held into shares of NRG Common Stock. After that conversion, we, through our wholly owned subsidiaries, owned at least 90% of both classes of NRG common shares. In accordance with Delaware law, NRG was then merged with and into our wholly owned subsidiary NRG Merger Corporation in a short-form merger, with NRG being the surviving corporation. As a result, NRG is now our indirect, wholly owned subsidiary.

Our Strategy

      Our strategy is to maintain a balanced portfolio based on a strong core utility operation with diversity of geographic location (which tends to mitigate regulatory, political and economic risk), fuel mix (coal, nuclear, natural gas, oil, and wind), plant type (baseload, intermediate and peaking facilities) and length of supply and sales contracts. NRG’s operations mirror our strategy of diversity of geographic location, plant type, fuel mix and sales contracts.

Regulatory Overview

      We are registered as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA). As a result, Xcel Energy, our utility subsidiaries and certain of our non-utility subsidiaries are subject to extensive regulation by the SEC under the PUHCA with respect to issuances and sales of securities, acquisitions and sales of certain utility properties and intra-system sales of certain goods and services. In addition, PUHCA generally limits the ability of registered holding companies to acquire additional public utility systems and to acquire and retain businesses unrelated to the utility operations of the holding company. We believe that we have adequate authority (including financing authority) under existing SEC orders and regulations for us and our subsidiaries to conduct their businesses as proposed during 2002 and will seek additional authorization when necessary.

      The electric and natural gas rates charged to customers of our utility subsidiaries are approved by the Federal Energy Regulatory Commission, or FERC, and the regulatory commissions in the states in which they operate. The rates are generally designed to recover plant investment, operating costs and an allowed return on investment. We request changes in rates for utility services through filings with the governing commissions. Because comprehensive rate changes are requested infrequently in some states, changes in operating costs can affect our financial results. In addition to changes in operating costs, other factors affecting rate filings are sales growth, conservation and demand-side management efforts, and the costs of capital.

      Most of the retail rate schedules for our utility subsidiaries provide for periodic adjustments to billings and revenues to allow for recovery of changes in the cost of fuel for electric generation, purchased energy, purchased natural gas and, in Minnesota and Colorado, conservation and energy management program costs. In Minnesota and Colorado, changes in electric capacity costs are not recovered through these rate adjustment mechanisms. For Wisconsin electric operations, where automatic cost-of-energy adjustment clauses are not allowed, the biennial retail rate review process and an interim fuel cost hearing process provide the opportunity for rate recovery of changes in electric fuel and purchased energy costs in lieu of a cost-of-energy adjustment clause. In Colorado, Public Service Company of Colorado has an incentive cost adjustment mechanism that allows for an equal sharing among customers and shareholders of certain fuel and energy costs and certain gains and losses on trading margins.

      One of our utility subsidiaries, Southwestern Public Service Company, operates in a number of states, including Texas and New Mexico that had been scheduled to deregulate retail electric service beginning in 2002. During 2001, however, Texas and New Mexico each decided to delay restructuring and deregulation at least as it applies to Southwestern Public Service Company, until 2007. None of the other states where we have significant regulated utility operations has deregulated, or is in the process of deregulating, retail electric service.

      For information on our nonregulated subsidiaries, see “Management’s Discussion and Analysis — Results of Operations — Nonregulated Subsidiaries and Holding Company” in our Annual Report on Form 10-K for the year ended December 31, 2001. For information regarding our segments and foreign revenues, see Note 18 to our Consolidated Financial Statements for the Fiscal Year Ended December 31, 2001 filed in our Annual Report on Form 10-K for the year ended December 31, 2001.

      A detailed description of our business is included in the documents we have filed with the SEC which we have incorporated by reference into this prospectus. See “Where You Can Find More Information” beginning on page 20.

Effect of Merger on Equity Units/ Corporate Units of NRG

      In August 1999, NRG issued a total of 11,500,000 securities called equity units, all of which were then corporate units. The equity units had a stated value of $25.00. The equity units consisted of a unit comprised of a senior debenture of NRG and a purchase contract under which the holder was obligated to purchase from NRG, no later than May 18, 2004, a specified number of shares of NRG common stock for $25.00 per share (the stated price). If the debentures are successfully remarketed in the future, and the portion of the equity unit consisting of the debenture is replaced by an interest in a treasury portfolio, such an equity unit would be a treasury unit rather than a corporate unit. NRG’s equity units can be either corporate units or treasury units.

      As a result of the short-form merger of NRG with our wholly owned subsidiary, holders of the equity units are no longer entitled to purchase shares of NRG common stock under the purchase contacts. Instead, holders of the equity units are now entitled to purchase a number of shares of Xcel Energy common stock upon settlement of the purchase contracts equal to the “settlement rate” or the “early settlement rate” as applicable. As a result of the short-form merger, the settlement rate is 0.4630 and the early settlement rate is 0.3795, subject to terms and conditions of the purchase contracts set forth in a purchase contract agreement. That purchase contract agreement and the terms and conditions of the purchase contracts and equity units are more fully described in NRG’s supplemental prospectus filed with the SEC on March 9, 2001. A copy of the purchase contract is filed as Exhibit 4.3 to NRG’s Current Report on Form 8-K filed with the SEC on March 1, 2001. To find out how to obtain copies of these filings, see “Where You Can Find More Information” on page 20. As required by the terms of the equity units’ purchase contract agreement, we have agreed to issue Xcel Energy common stock upon settlement of the equity units purchase contracts. The registration statement of which this prospectus is a part registers the offer and sale by us of shares of Xcel Energy common stock upon settlement of the purchase contracts associated with the equity units.

      See “Effect of Merger on Equity Units/ Corporate Units of NRG” beginning on page 13.

Xcel Energy Dividend Policy

      The holders of shares of Xcel Energy common stock receive dividends if and when declared by our board out of legally available funds. We currently pay dividends at a rate of $1.50 on an annual basis. However, our restated articles of incorporation provide for certain restrictions on the payment of cash dividends on our common stock. The payment of cash dividends on our common stock is not currently restricted except as described in this prospectus under the heading “Price Range of Common Stock — Xcel Energy Dividend

Policy — Dividend Rights” beginning on page 11 and in Note 9 to Xcel Energy’s Consolidated Financial Statements in its Annual Report on Form 10-K for the year ended December 31, 2001.

      If we set a record date for a dividend payment to holders of our common stock and you have not become a holder of record of our common stock in accordance with the settlement provisions of your NRG equity units on or prior to the record date, you will not be eligible to receive that dividend payment. If you have become a holder of record of our common stock in accordance with the settlement provisions of your NRG equity units on or prior to the record date, you will receive that dividend payment as an Xcel Energy stockholder.

      Future dividend levels will be dependent upon our results of operations, financial position, cash flows and other relevant factors, and will be evaluated by our board. No assurance can be given that we will continue to pay dividends on our common stock at the current annual rate, or at all, in the future.

Use of Proceeds

      We will use the net proceeds from the settlement of the equity units and the corresponding sale of shares of our common stock offered by this prospectus for general corporate purposes and the reduction of short-term obligations.

RISK FACTORS

      The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in Xcel Energy common stock, you should read carefully this prospectus and the documents that we incorporate by reference into this prospectus. You should also consider carefully the following factors.

You will not be entitled to any rights with respect to the Xcel Energy common stock until the settlement of the purchase contracts associated with the NRG equity units.

      If you hold NRG equity units, you will not be entitled to any rights with respect to Xcel Energy common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Xcel Energy common stock). You will only be entitled to rights with respect to the Xcel Energy common stock if and when we deliver shares of Xcel Energy common stock upon settlement of the purchase contracts associated with the NRG equity units on May 18, 2004, or as a result of early settlement, as the case may be, and the applicable record date, if any, for the exercise of rights occurs after our delivery of shares to you. For example, if an amendment is proposed to Xcel Energy’s certificate of incorporation or by-laws and the record date for determining the stockholders of record entitled to vote on that amendment occurs prior to delivery, you will not be entitled to vote on that amendment.

Xcel Energy may issue additional shares of its common stock and thereby materially and adversely affect the price of the Xcel Energy common stock.

      The number of shares of Xcel Energy common stock that you are entitled to receive on May 18, 2004, or as a result of early settlement of a purchase contract, is subject to adjustment for specified events arising from stock splits and combinations, stock dividends and other actions by Xcel Energy that modify its capital structure. We will not adjust the number of shares of Xcel Energy common stock that you are to receive on May 18, 2004 or as a result of early settlement of a purchase contract for other events, including offerings of common stock for cash by Xcel Energy or in connection with acquisitions. Xcel Energy is not restricted from issuing additional common stock during the term of the purchase contracts and has no obligation to consider your interests for any reason. If Xcel Energy issues additional shares of common stock, it may materially and adversely affect the price of the Xcel Energy common stock, which may adversely affect the trading price of NRG equity units.

Anticipated benefits of the NRG merger may not be realized.

      We believe that the combination of Xcel Energy and NRG is the organizational structure that will put us in the best position to generate additional value for all stockholders. However, for various reasons, we may not be able to achieve the anticipated benefits from the merger or achieving them may require more time than we currently anticipate.

Any reduction in our credit ratings or NRG’s credit ratings could materially and adversely affect our business, financial condition and results of operations.

      Our senior unsecured debt has been assigned a rating by Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., of “BBB-”, by Moody’s Investors Service, Inc. of “A3” (negative outlook) and by Fitch Ratings of “BBB+” (negative outlook). NRG’s senior unsecured debt has been assigned a rating by S&P of “BBB-” (negative outlook) and by Moody’s of “Baa3” (negative outlook). While our non-regulated and international operations, including those conducted through NRG, have a higher level of risk than our regulated utility operations, we will seek to maintain a solid investment grade rating through prudent capital management and financing structures. However, we cannot assure you that any of our current ratings or NRG’s current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could require substantial support from letters of credit or cash collateral and otherwise have a material adverse effect on our business, financial condition and results of operations. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

We may not be able to implement our strategy if we are unable to access capital at competitive rates.

      If we are not able to access capital at competitive rates, our strategy will be adversely affected. A number of factors could adversely affect our ability to access capital, including: (1) general economic conditions; (2) capital market conditions; (3) market prices for electricity and gas; (4) the overall health of the utility industry; (5) our ability to maintain our investment-grade credit ratings; and (6) our capital structure. On February 28, 2002, we completed a public offering of 23 million of our common shares at an offering price of $22.50 per share.

We may not be able to successfully make strategic acquisitions or integrate businesses we acquire into our operations.

      Our ability to successfully make strategic acquisitions and investments will depend on: (1) the extent to which acquisitions and investment opportunities become available; (2) our success in bidding for the opportunities that do become available; (3) regulatory approval of the acquisitions on favorable terms; and (4) our access to capital and the terms upon which we obtain capital. If we are unable to make strategic investments and acquisitions we may be unable to realize the growth we anticipate. Our ability to successfully integrate acquired businesses into our operations will depend on: (1) the adequacy of our implementation plans; and (2) our ability to achieve desired operating efficiencies. If we are unable to successfully integrate new businesses into our operations, we could experience increased costs and losses on our investments.

Increased competition resulting from restructuring efforts could have a significant financial impact on us and our utility subsidiaries and consequently decrease our revenue.

      Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us and our subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. The total impact of restructuring may have a significant financial impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices our utility subsidiaries charge for electricity and gas and the quality and reliability of their service currently place them in a position to compete effectively in the energy market.

We are subject to comprehensive energy regulation by governmental agencies and the recovery of our costs is dependent on regulatory action.

      We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where our utility subsidiaries operate regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. Our system also is subject to the jurisdiction of the SEC under PUHCA. The rules and regulations under PUHCA impose a number of restrictions on the operations of registered holding company systems. These restrictions include a requirement that, subject to a number of exceptions, the SEC approve in advance securities issuances, sales and acquisitions of utility assets or of securities of utility companies and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company like us to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules require that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

      Our investment in exempt wholesale generators and foreign utility companies, which includes NRG and other Xcel Energy subsidiaries, is currently limited to 100% of the average of our consolidated retained earnings as of the end of the immediately preceding four calendar quarters, as a result of PUHCA restrictions. As a result of a $300 million equity infusion into NRG by Xcel Energy in the first quarter of 2002, completion of the exchange offer for the NRG shares in the second quarter of 2002, a $300 million loan/equity infusion into NRG in the second quarter and an additional commitment to NRG of $300 million, our unaudited investment in exempt wholesale generators and foreign utility companies is currently 96.4% of our consolidated retained earnings for the immediately preceding four calendar quarters.

      FERC has jurisdiction over wholesale rates for electric transmission service and electric energy sold in interstate commerce, hydro facility licensing, the wholesale gas transportation rates of Viking Gas, one of our regulated subsidiaries, the siting and construction of facilities by Viking Gas and certain other activities of our utility subsidiaries. Federal, state and local agencies also have jurisdiction over many of our other activities.

      We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

We are subject to environmental regulations which could be difficult and costly to comply with.

      We are subject to a number of environmental laws and regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid wastes and hazardous substances. These laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce the applicable environmental laws and regulations against us. We cannot assure you that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

There may be changes in the regulatory environment that impair our ability to pass costs through to our customers.

      As a result of the energy crisis in California and the recent high natural gas prices in North America the regulatory environments in which our utility business operates have received an increased amount of public attention. The profitability of our utility operations is dependent on our ability to pass costs related to providing energy through to our customers. Although we believe that the current regulatory environment applicable to our utility business would permit us to recover our costs, it is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers.

A portion of the net income of NRG is derived from its California generation assets. Due to the liquidity crisis faced by some California utilities, we cannot assure you as to the collectibility of all amounts owed to NRG’s California affiliates.

      NRG operates in and sells to the wholesale power market in California.

      The combination of rising wholesale electric prices, increases in the cost of natural gas, the scarcity of hydroelectric power and regulatory limitations on the rates that Pacific Gas and Electric Company and Southern California Edison Company were allowed to charge their retail customers, caused both Pacific Gas and Southern California Edison to default in their payments to the California Power Exchange, the California Independent System Operator and other suppliers, including NRG. The California Power Exchange and Pacific Gas both filed for bankruptcy under Chapter 11 of the Bankruptcy Code in spring 2001.

      As a result of the situation in California, all of NRG’s interests in California are exposed to the heightened risk of delayed payments and/or nonpayment regardless of whether the sales are made directly to Pacific Gas, Southern California Edison or San Diego Gas and Electric Company or to the California

Independent System Operator or the California Department of Water Resources. In addition, the FERC has jurisdiction over wholesale sales in the California power markets, and we cannot predict what actions the FERC may take, including imposition of price caps and refunds sought from generators. We are unable at this time to predict the severity of the adverse impact the California crisis will have on NRG’s financial position, results of operations and cash flows.

Our nonregulated businesses are riskier than our traditional utility businesses.

      Our earnings from nonregulated operations have increased significantly due to acquisitions and rapid expansion of our nonregulated business. We expect to continue investing in nonregulated projects, including power production projects through NRG, international projects through Xcel Energy International Inc., natural gas marketing and trading through e prime inc. and construction projects through Utility Engineering Corp.

      These projects could involve risks associated with operational factors such as competition, dependence on certain suppliers and customers, equipment performance, labor relations or governmental regulation. Operational changes may result from a customer’s or supplier’s inability to fulfill a contractual obligation, equipment failure, environmental regulation requirements or labor disputes.

      The risks of international operations include those related to specific economic and political conditions in each country in which our nonregulated projects exist, which could be greater than the risks in the United States. Among the potential risks are interruptions of business, changes in law or tax policy, risks of war or other hostilities, political instability, currency exchange rate fluctuations and inflation.

      Some of our nonregulated subsidiaries have project investments consisting of minority interests, which may limit the financial risk, but also limit the ability to control the development or operation of the projects. In addition, significant expenses may be incurred for projects pursued by our subsidiaries that do not materialize.

Our regulated and nonregulated businesses are subject to market and credit risks.

      We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, financial derivative instrument contracts do not eliminate the risks. Specifically, such risks include commodity price changes, market supply shortages, interest rate changes and counterparty default, including our contractual agreements with Enron Corp. Enron was a leader in the energy industry that recently filed for bankruptcy. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

      The impact of these variables in conjunction with regulatory constraints on the components of our capital structure could also result in our inability to access capital funding sources adequate to finance our capital expenditure and nonregulated investment plan.

FORWARD-LOOKING INFORMATION

      Many of the statements we make in this prospectus, as well as statements contained in documents we are incorporating by reference into this prospectus, are “forward-looking statements.” The Private Litigation Reform Act provides a “safe harbor” for forward-looking statements to encourage such disclosures without the threat of litigation, provided that those statements are identified as forward-looking and are accompanied by meaningful, cautionary statements identifying important factors that could cause the actual results to differ materially from those projected in the statement. Forward-looking statements are made in written documents and oral presentations of Xcel Energy and of its subsidiaries. These statements are based on management’s beliefs as well as assumptions and information currently available to management. When used in Xcel Energy’s or its subsidiaries’ documents or oral presentations, the words “anticipate,” “estimate,” “expect,” “projected,” “objective,” “outlook,” “forecast,” “possible,” “potential” and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the actual results of Xcel Energy or its subsidiaries to differ materially from those contemplated in any forward-looking statements include, among others, the following:

•	General economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures;

•	The ability of Xcel Energy and its subsidiaries to obtain financing on favorable terms;

•	Specific business conditions in the energy industry;

•	The risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of the September 11, 2001 terrorist attacks or other events;

•	Trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where Xcel Energy or its subsidiaries have a financial interest;

•	Customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

•	Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the SEC, the FERC and similar entities with regulatory oversight;

•	Fluctuations in the availability or cost of capital due to changes in: interest rates; market perceptions of the energy industry, Xcel Energy or any of its subsidiaries; or security ratings;

•	Factors affecting the energy industry such as: unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel, nuclear fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; nuclear or environmental incidents; or electric transmission or gas pipeline constraints;

•	Employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees, or work stoppages;

•	Competitive factors, including the extent and timing of the entry of additional competition in the markets served by Xcel Energy and its subsidiaries;

•	State, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

•	Rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

•	Nuclear regulatory policies and procedures, including operating regulations and spent nuclear fuel storage;

•	Social attitudes regarding the utility and power industries;

•	Risks associated with the California power market;

•	Cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

•	Technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

•	Factors associated with nonregulated investments, including risks associated with timely completion of projects, including obtaining competitive contracts and construction delays, foreign government actions, foreign economic and currency risks, political instability in foreign countries, partnership actions, competition, operating risks, dependence on certain suppliers and customers, domestic and foreign environmental and energy regulations;

•	The realization of the expectations regarding the acquisition of the NRG Common Stock and the subsequent merger of our indirect, wholly owned subsidiary NRG Merger Corporation into and with NRG, which may be affected by the actual results of Xcel Energy following completion of the offer and the merger, the ability to defer or terminate projects, to reduce expenses and to realize synergies, cash levels and similar matters; and

•	Other business or investment considerations that may be disclosed from time to time in the SEC filings of Xcel Energy or in other publicly disseminated written documents.

      Additional factors that might affect our forward-looking statements are included in our most recently filed Current Reports on Form 8-K and Annual Report on Form 10-K, all of which we have incorporated by reference into this prospectus. The factors described above, in the documents we have incorporated by reference and in the “Risk Factors” section of this prospectus are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. Accordingly, our actual results may differ from those expressed in, or implied by, our forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

USE OF PROCEEDS

      NRG will receive proceeds of approximately $287.5 million upon settlement of the purchase contracts associated with the equity units (including any early settlements), before expenses, which will be forwarded to us. We will use the amounts received from NRG upon settlement of the purchase contracts associated with the equity units, and the related issuance of Xcel Energy common stock, for general corporate purposes and the reduction of short-term obligations.

PRICE RANGE OF COMMON STOCK

      Xcel Energy common stock is listed on the NYSE, the Chicago Stock Exchange and the Pacific Exchange. The ticker symbol for Xcel Energy common stock is “XEL”. The following table shows, for the calendar quarters indicated, based on the NYSE Composite Transactions Tape, (1) the reported high and low sales prices per share of Xcel Energy common stock, and (2) dividends declared per Xcel Energy share during those quarters.

	Xcel Energy(1)

	High	Low	Dividend

2002
First Quarter	$28.49	$22.26	$.375
Second Quarter (through June 28, 2002)	$26.49	$13.91	$.375
2001
First Quarter	$30.35	$24.19	$.375
Second Quarter	$31.85	$27.39	$.375
Third Quarter	$29.51	$25.00	$.375
Fourth Quarter	$29.77	$25.30	$.375
2000
First Quarter	$20.56	$16.13	$.369
Second Quarter	$23.81	$19.50	$.371
Third Quarter	$27.56	$20.13	$.336
Fourth Quarter	$30.00	$24.63	$.375

(1)	Xcel Energy historical stock price information for periods prior to August 19, 2000 is information for the common stock of Xcel Energy’s predecessor, Northern States Power Company (which was listed on the NYSE under the symbol “NSP”). Xcel Energy was formed on August 18, 2000 by the merger of Northern States Power Company with New Century Energies, Inc.

      Our common stock includes associated rights to purchase common stock pursuant to a Stockholder Protection Rights Agreement between us and Wells Fargo Bank Minnesota, N.A., as Rights Agent. For a description of our common stock, see our Current Report on Form 8-K, filed with the SEC on March 13, 2002 and which is incorporated by reference herein. For a description of the rights to purchase our common stock, see our Registration Statement on Form 8-A, filed with the SEC on January 5, 2001 and which is incorporated by reference herein.

Xcel Energy Dividend Policy

     Dividend Rights

      Before we can pay any dividends on our common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for the shares of their series. In addition, we may not, except in certain limited circumstances, declare or pay any dividends on our common stock if we have deferred payment of interest on the junior subordinated debentures that were issued in connection with the trust originated preferred securities issued and sold by our subsidiary trust, NSP Financing I.

     Limitations on Payment of Dividends and Acquisition of Common Stock

      So long as any shares of our preferred stock are outstanding, dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock:

•	may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if at the end of such period the ratio of the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts to the sum of the total capital and the surplus accounts of Xcel Energy (adjusted to reflect payment of the common stock dividend), or the capitalization ratio, is less than 20%;

•	may not exceed 75% of net income for such twelve-month period, as adjusted if the capitalization ratio is 20% or more, but less than 25%; and

•	if the capitalization ratio exceeds 25%, dividends, distributions or acquisitions may not reduce the ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

      Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us is in the form of dividends or in the form of repayments of loans. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators.

      Future dividend levels will be dependent upon our results of operations, financial position, cash flows and other relevant factors, and will be evaluated by our board. No assurance can be given that we will continue to pay dividends on our common stock at the current annual rate, or at all, in the future.

EFFECT OF MERGER ON EQUITY UNITS/ CORPORATE UNITS OF NRG

Background

      In 2001, NRG issued 11,500,000 equity units initially consisting of corporate units. Prior to the short-form merger with NRG, the equity units were convertible by the holder at any time into NRG common stock by settling the related purchase contract. The number of shares of NRG common stock to which the holder of an NRG equity unit was entitled upon exercise of the related purchase contract was determined by a formula under the purchase contract. The NRG equity units trade on the NYSE under the symbol NRZ.

      This prospectus is not an offer to purchase or sell NRG equity units. The NRG equity units remain outstanding but, as described below, by their terms have become purchase contracts to acquire Xcel Energy common stock following the merger. The following is a brief description of the equity units and the associated purchase contracts and the effect of the merger on these equity units. This description is only a summary and does not purport to be a complete description of the terms of NRG equity units or the steps that a holder of NRG equity units must take to settle a related purchase contract. For a more detailed description of your NRG equity units and the steps you must take to settle those equity units, you should read the purchase contract agreement related to your NRG equity units. A copy of the purchase contract agreement is filed as Exhibit 4.3 to NRG’s Current Report on Form 8-K filed with the SEC on March 1, 2001. You can also find information about equity units in NRG’s supplemental prospectus filed on March 7, 2001. To find out how to obtain copies of these filings, see “Where You Can Find More Information” on page 20.

      As a holder of equity units of NRG you may continue to hold your NRG equity units and the terms and conditions of these equity units will continue to be governed by the related purchase contract, except that these equity units now represent the right or obligation to purchase shares of common stock of Xcel Energy rather than of NRG. Your purchase contract now entitles you to purchase 0.3795 of an Xcel Energy common share per purchase contract (calculated by multiplying 0.7590 — the ratio of shares per purchase contract prior to adjustment — by the exchange ratio in the offer of 0.5000) if you choose to settle your purchase contract prior to May 18, 2004. If you choose not to settle your purchase contract before then, your purchase contract will entitle and obligate you to purchase on the scheduled settlement date, May 18, 2004, 0.4630 of an Xcel Energy common share per purchase contract (calculated by multiplying 0.9259 — the ratio of shares per purchase contract prior to adjustment — by the exchange ratio of 0.5000).

      Except for the adjustment described in this prospectus, all of the other terms of your purchase contract will remain the same. You will not be entitled to receive any interest, dividends or distributions on any shares of Xcel Energy’s common stock that have a record date earlier than the date that you settle your purchase contract.

If you settle your purchase contract any time before May 18, 2004, the scheduled settlement date of your purchase contract, you will receive fewer shares of Xcel Energy common stock than you will receive if you settle your purchase contract on the scheduled settlement date.

Settlement of NRG Equity Units/Purchase Contracts

      The summary of the purchase contract agreement and purchase contract set forth below is not complete and is qualified in all respects by reference to those agreements, forms of which were filed on NRG’s Form 8-K filed on March 1, 2001. To find out how to obtain copies of this and other filings, see “Where You Can Find More Information” on page 20.

     Purchase of Common Stock

      Each purchase contract underlying an equity unit obligates the holder of the purchase contract to purchase, and us to sell, on May 18, 2004, for $25 in cash, the stated amount of the equity units, a number of newly issued shares of Xcel Energy common stock equal to the adjusted “settlement rate.” The settlement rate is calculated, subject to adjustment under the circumstances described in “— Anti-Dilution Adjustments,” by multiplying the settlement rate (0.4630 shares of Xcel Energy common stock per purchase contract) by the number of purchase contracts settled. Cash will be paid in lieu of fractional shares.

      “Applicable market value” means the average of the Closing Price per share of Xcel Energy common stock on each of the twenty consecutive trading days ending on the third trading day immediately preceding May 18, 2004.

      “Closing price” of the Xcel Energy common stock on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of the Xcel Energy common stock on the NYSE on that date or, if the Xcel Energy common stock is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States national or regional securities exchange on which the Xcel Energy common stock is so listed. If Xcel Energy common stock is not so listed on a United States national or regional securities exchange, the closing price means the last closing sale price of Xcel Energy common stock as reported by the Nasdaq Stock Market, or, if Xcel Energy common stock is not so reported, the last quoted bid price for Xcel Energy common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of Xcel Energy common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

      A “trading day” means a day on which Xcel Energy common stock

•	is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of Xcel Energy common stock.

      We will not issue any fractional shares of common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of purchase contracts being settled by a holder of corporate units or treasury units, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

      On the business day immediately preceding May 18, 2004, unless:

•	a holder of corporate units or treasury units has settled the related purchase contracts prior to May 18, 2004 through the early delivery of cash to the purchase contract agent in the manner described under “— Early Settlement,”

•	a holder of corporate units has settled the related purchase contracts with separate cash on the business day immediately preceding May 18, 2004 pursuant to prior notice in the manner described under “— Notice to Settle with Cash,”

•	a holder of corporate units has had the debentures related to the holder’s purchase contracts remarketed on the third business day immediately preceding May 18, 2004 in the manner described herein, or

•	an event described under “— Termination” below has occurred,

then

•	in the case of corporate units, unless the treasury portfolio has replaced the debentures as a component of the corporate units as the result of a successful remarketing of the debentures or a tax event redemption, NRG will exercise its rights as a secured party to dispose of the debentures in accordance with applicable law, and

•	in the case of treasury units or, in the event that the treasury portfolio has replaced the debentures as a component of the corporate units as the result of a successful remarketing of the debentures or a tax event redemption, in the case of corporate units, the principal amount of the related treasury securities, or the appropriate applicable ownership interest of the treasury portfolio, as applicable, when paid at maturity, will automatically be applied to satisfy in full the holder’s obligation to purchase common stock under the related purchase contracts.

      The Xcel Energy common stock will then be issued and delivered to the holder or the holder’s designee, upon presentation and surrender of the certificate evidencing the equity units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of the common stock to any person other than the holder.

      Each holder of corporate units or treasury units, by acceptance of these securities, is deemed to have:

•	irrevocably agreed to be bound by the terms and provisions of the related purchase contracts and the pledge agreement and to have agreed to perform its obligations thereunder for so long as the holder remains a holder of the equity units, and

•	duly appointed the purchase contract agent as the holder’s attorney-in-fact to enter into and perform the related purchase contracts and pledge agreement on behalf of and in the name of the holder.

      In addition, each beneficial owner of corporate units or treasury units, by acceptance of such interest, is deemed to have agreed to treat

•	itself as the owner of the related debentures, the appropriate applicable ownership interest of the treasury portfolio or the treasury securities, as the case may be, and

•	the debentures as indebtedness for all United States federal income tax purposes.

  Remarketing

      Pursuant to the remarketing agreement and subject to the terms of the supplemental remarketing agreement among the remarketing agent, the purchase contract agent and NRG, unless a tax event redemption has occurred, the debentures of Corporate Unit holders will be remarketed on the third business day immediately preceding February 17, 2004.

      The remarketing agent will use its reasonable efforts to remarket such debentures at an aggregate price of approximately 100.5% of the treasury portfolio price described below. The portion of the proceeds from the remarketing equal to the treasury portfolio purchase price will be applied to purchase a treasury portfolio consisting of

•	interest or principal strips of U.S. treasury securities that mature on or prior to May 17, 2004 in an aggregate amount equal to the principal amount of the debentures included in corporate units, and

•	interest or principal strips of U.S. treasury securities that mature on or prior to May 17, 2004 in an aggregate amount equal to the aggregate interest payment that would be due on that date on the principal amount of the debentures included in corporate units if the interest rate on the debentures were not reset.

      The treasury portfolio will be substituted for the debentures and will be pledged to the collateral agent to secure the Corporate Unit holders’ obligation to purchase our common stock under the purchase contracts.

      In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the treasury portfolio purchase price from any amount of the proceeds in excess of the treasury portfolio purchase price. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate Unit holders whose debentures are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

      As used in this context, “treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding February 17, 2004 for the purchase of the treasury portfolio described above for settlement on February 17, 2004.

      “Quotation agent” means Merrill Lynch Government Securities, Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by NRG.

      If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the related debentures, other than to NRG, at a price equal to or greater than 100% of the treasury portfolio purchase price, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, the debentures will continue to be a component of corporate units, and another remarketing may be attempted as described below.

      If the remarketing of the debentures on the third business day preceding February 17, 2004 has resulted in a failed remarketing, and unless a tax event redemption has occurred, the debentures of Corporate Unit holders who have failed to notify the purchase contract agent on or prior to the fifth business day immediately preceding May 18, 2004 of their intention to settle the related purchase contracts with separate cash will be remarketed on the third business day immediately preceding May 18, 2004.

      The remarketing agent will then use its reasonable efforts to remarket these debentures at a price of approximately 100.5% of the aggregate principal amount. The portion of the proceeds from this remarketing equal to the aggregate principal amount of the debentures will be automatically applied to satisfy in full the Corporate Unit holders’ obligations to purchase our common stock.

      In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the aggregate principal amount of the remarketed debentures, from any amount of the proceeds in excess of the aggregate principal amount of the remarketed debentures. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate Unit holders whose debentures are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

      If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the related debentures, other than to NRG, at a price equal to or greater than 100% of the aggregate principal amount of the debentures, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, NRG will exercise its rights as a secured party to dispose of the debentures in accordance with applicable law and satisfy in full each holder’s obligation to purchase our common stock under the related purchase contracts.

      NRG will cause a notice of any failed remarketing to be published on the second business day immediately preceding February 17, 2004 or May 18, 2004, as applicable, by publication in a daily newspaper in the English language of general circulation in The City of New York, which is expected to be The Wall Street Journal. In addition, NRG will request, not later than seven nor more than 15 calendar days prior to a remarketing date, that the depositary notify its participants holding debentures, corporate units and treasury units of the remarketing, including, in the case of a second failed remarketing, the procedures that must be followed if a debenture holder wishes to exercise its right to put its debenture to NRG. If required, NRG will endeavor to ensure that a registration statement with regard to the full amount of the debentures to be remarketed will be effective in a form that will enable the remarketing agent to rely on it in connection with the remarketing process. It is currently anticipated that Merrill Lynch, Pierce, Fenner & Smith Incorporated will be the remarketing agent.

  Early Settlement

      A holder of corporate units may settle the related purchase contracts at any time on or prior to the fifth business day immediately preceding May 18, 2004 by presenting and surrendering the related equity unit certificate at the offices of the purchase contract agent with the form of “Election to Settle Early” on the reverse side of such certificate completed and executed as indicated, accompanied by payment to NRG in immediately available funds of an amount equal to the stated amount times the number of purchase contracts being settled.

      Holders of corporate units may settle early only in integral multiples of corporate units. If the treasury portfolio has replaced the debentures as a component of corporate units as a result of a successful remarketing of the debentures or a tax event redemption, holders of the corporate units may settle early only in integral multiples of 32,000 corporate units at any time on or prior to the second business day immediately preceding May 18, 2004.

      A holder of treasury units may settle the related purchase contracts at any time on or prior to the second business day immediately preceding May 18, 2004 by presenting and surrendering the related equity unit certificate at the offices of the purchase contract agent with the form of “Election to Settle Early” on the reverse side of such certificate completed and executed as indicated, accompanied by payment in immediately available funds of an amount equal to the stated amount times the number of purchase contracts being settled.

      So long as the equity units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent.

      Upon early settlement of the purchase contracts related to any corporate units or treasury units:

•	the holder will receive 0.3795 newly issued shares of Xcel Energy common stock per Corporate Unit or treasury Unit, subject to adjustment under the circumstances described in “Description of the Purchase Contracts — Anti-Dilution Adjustments” below, accompanied by this prospectus, as amended or stickered, and

•	the debentures, the appropriate applicable ownership interest in the treasury portfolio or the treasury securities, as the case may be, related to the corporate units or treasury units will be transferred to the holder free and clear of NRG’s security interest.

If the purchase contract agent receives an equity unit Certificate, accompanied by the completed “Election to Settle Early” and required immediately available funds, from a holder of equity units by 5:00 p.m., New York City time, on a business day, that day will be considered the settlement date. If the purchase contract agent receives the above after 5:00 p.m., New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the settlement date.

      Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the equity unit certificate evidencing the related corporate units or treasury units and payment of any transfer or similar taxes payable by the holder in connection with the issuance of the related common stock to any person other than the holder of the corporate units or treasury units, we will cause the shares of common stock being purchased to be issued, and NRG will cause the related debentures, the appropriate applicable ownership interest in the treasury portfolio or the treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement and transferred, within three business days following the settlement date, to the purchasing holder or the holder’s designee.

  Notice to Settle with Cash

      Unless the treasury portfolio has replaced the debentures as a component of corporate units as a result of a successful remarketing of the debentures or a tax event redemption or the holder has notified the purchase contract agent of its intention to elect early settlement, a holder of corporate units may settle the related purchase contract with separate cash prior to 11:00 a.m., New York City time, on the business day immediately preceding May 18, 2004. A holder of a Corporate Unit wishing to settle the related purchase contract with separate cash must notify the purchase contract agent by presenting and surrendering the Corporate Unit certificate evidencing the Corporate Unit at the offices of the purchase contract agent with the form of “Notice to Settle by Separate Cash” on the reverse side of the certificate completed and executed as indicated on or prior to 5:00 p.m., New York City time, on the fifth business day immediately preceding May 18, 2004. If a holder who has given notice of its intention to settle the related purchase contract with separate cash fails to deliver the cash to the collateral agent on the business day immediately preceding May 18, 2004, NRG will exercise its right as a secured party to dispose of, in accordance with applicable law, the related debenture to satisfy in full, from the disposition of the debenture, the holder’s obligation to purchase our common stock under the related purchase contracts.

  Anti-dilution Adjustments

      The formula for determining the settlement rate will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

(a) the payment of dividends and other distributions of Xcel Energy common stock on Xcel Energy common stock;

(b) the issuance to all holders of Xcel Energy common stock of rights, warrants or options (other than any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days, to subscribe for or purchase Xcel Energy common stock at less than the current market price thereof;

(c) subdivisions, splits and combinations of Xcel Energy common stock;

(d) distributions to all holders of Xcel Energy common stock of evidences of Xcel Energy’s indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (a) or (b) above and any dividend or distribution paid exclusively in cash);

(e) distributions consisting exclusively of cash to all holders of Xcel Energy common stock in an aggregate amount that, together with (1) other all-cash distributions made within the preceding 12 months and (2) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of Xcel Energy’s subsidiaries for Xcel Energy common stock concluded within the preceding 12 months, exceeds 15% of Xcel Energy’s aggregate market capitalization (aggregate market capitalization being the product of the current market price of common stock multiplied by the number of shares of Xcel Energy common stock then outstanding) on the date of the distribution; and

(f) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for Xcel Energy common stock which involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the Xcel Energy common stock concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions to all holders of Xcel Energy common stock made within the preceding 12 months, exceeds 15% of our aggregate market capitalization on the expiration of the tender or exchange offer.

      If any transaction involving the issuance of other common equity securities of ours is completed with respect to less than all of our common stock, the purchase contracts will entitle the holders of equity units to purchase, at the option of each holder, shares of either the Xcel Energy common stock or such other common equity securities used in such transaction at a settlement rate based on the applicable market value of the Xcel Energy common stock at the time of the settlement of the purchase contract and the exchange or conversion rate utilized in the original transaction, after giving effect to any adjustment required for any premium paid other than in shares of such other common equity securities in such transaction and any subsequent adjustments. If any transaction involving the issuance of other common equity securities of ours is completed with respect to all of our common stock, the purchase contracts will become contracts to purchase such other common equity securities at a settlement rate based on the applicable market value of such other common equity securities at the time of the settlement of the purchase contract and the exchange or conversion rate utilized in the original transaction, after giving effect to any adjustment required for any premium paid other than in shares of such other common equity securities in such transaction and any subsequent adjustments.

      The “current market price” per share of Xcel Energy common stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question and the day before the “ex date” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term “ex date,” when used with respect to any issuance or distribution, shall mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

      In the case of certain reclassifications (of common equity securities to non-common equity securities), consolidations, mergers, sales or transfers of assets or other transactions pursuant to which Xcel Energy common stock is converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related Corporate Unit or treasury Unit, as the case may be, become a contract to purchase only the kind and amount of securities, cash and other property receivable upon such reorganization event (except as otherwise specifically provided, without any interest thereon and without any right to dividends or distributions thereon which have a record date that is prior to the purchase contract settlement date) which would have been received by the holder of the related Corporate Unit or treasury units immediately prior to the date of consummation of such transaction if such holder had then settled such purchase contract.

      If at any time we make a distribution of property to our stockholders which would be taxable to the stockholders as a dividend for United States federal income tax purposes (i.e., distributions out of our current or accumulated earnings and profits of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for our capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, this increase may give rise to a taxable dividend to holders of equity units.

      In addition, NRG may make increases in the settlement rate to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes or for any other reasons.

      Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate shall be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent shall be carried forward and taken into account in any subsequent adjustment.

      NRG is required, within ten business days following the adjustment of the settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate.

      Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of Xcel Energy common stock issuable upon early settlement of a purchase contract.

  Termination

      The purchase contracts, and the rights and obligations of NRG and of the holders of the equity units under the purchase contracts, including the right and obligation to purchase Xcel Energy common stock, will immediately and automatically terminate upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to NRG. Upon any termination, the collateral agent will release the related debentures, the appropriate applicable ownership interest of the treasury portfolio or the treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of the treasury portfolio or the treasury securities, to the purchase contract agent’s disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount at maturity of any such security. Upon any termination, however, the release and distribution may be subject to a delay. In the event that NRG becomes the subject of a case under the U.S. Bankruptcy Code, the delay may occur as a result of the automatic stay under the Bankruptcy Code and continue until the automatic stay has been lifted.

WHERE YOU CAN FIND MORE INFORMATION

      Xcel Energy and NRG file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Xcel Energy and NRG file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

      Xcel Energy and NRG’s SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. Reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We filed a post-effective amendment on Form S-3 to our registration statement on Form S-4 to register with the SEC the common stock we will issue from time to time upon the settlement of NRG equity units. This prospectus is a part of that post-effective amendment to the registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments to that document, including the post-effective amendment on Form S-3) in the manner described above.

      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed by us separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in a later filed document incorporated by reference in this prospectus. This prospectus incorporates by reference the documents set forth below that we and NRG have previously filed with the SEC. These documents contain important information about Xcel Energy and NRG.

Xcel Energy SEC Filings (File No. 001-03034)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2001
Quarterly Report on Form 10-Q	For the quarter period ended March 31, 2002
Current Reports on Form 8-K	Filed on January 14, February 8, February 15, February 19, February 20, February 22, February 25, February 27, March 12, March 13, March 26, April 5, April 16, April 29, May 7, May 16, May 24, June 6, and June 18, 2002
The description of our common stock contained in our Current Report on Form 8-K	Filed on March 13, 2002
The description of our stock purchase rights contained in our Registration Statement on Form 8-A	Filed on January 5, 2001
NRG SEC Filings (File No. 001-15891)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2001
Annual Report on Form 10-Q	For the quarterly period ended March 31, 2002
Current Reports on Form 8-K	Filed on January 31, February 26, April 16, April 25, and June 19, 2002

      All documents filed by Xcel Energy and NRG pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this prospectus to the date that we have issued all of the shares registered on this registration statement for issuance in connection with the settlement of the NRG equity units (or the date that our offer is terminated) are also deemed to be incorporated by reference into this prospectus.

      All information contained in, or incorporated by reference into, this prospectus relating to Xcel Energy was provided by Xcel Energy. We have obtained the information contained in this prospectus relating to NRG from NRG and from publicly available sources.

      Documents incorporated by reference are available from us without charge upon written or oral request to us at the following address: Corporate Secretary, Xcel Energy, Inc. 800 Nicollet Mall, Suite 3000 Minneapolis, MN 55402, (612) 330-5500. Exhibits to these documents will only be furnished if they are specifically incorporated by reference in this document. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

LEGAL MATTERS

      The validity of the issuance of the Xcel Energy common stock offered hereby has been passed upon for us by Gary R. Johnson, Esq., our Vice President and General Counsel.

EXPERTS

      The audited consolidated financial statements and schedule of Xcel Energy appearing in Xcel Energy’s Annual Report on Form 10-K for the year ended December 31, 2001 and the audited consolidated financial statements included in the Current Report on Form 8-K filed February 25, 2002 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto. In those reports, Arthur Andersen LLP states that with respect to NRG as of and for the years ended December 31, 2001 and 2000 and Northern States Power Co. for the year ended December 31, 1999, its opinion is based on the reports of other independent public accountants, namely PricewaterhouseCoopers LLP. These consolidated financial statements and schedule are incorporated in this prospectus by reference in reliance upon the authority of such firms as experts in accounting and auditing.

      We have been advised that the SEC is no longer accepting consents from Arthur Andersen to the incorporation by reference of their reports on audited financial statements if the personnel primarily responsible for managing the registrant’s account have left Arthur Andersen. The team responsible for our account at Arthur Andersen has left and, accordingly, we have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to its being named in this prospectus and to incorporation by reference in this prospectus of their report on our financial statements for the fiscal years ended December 31, 2001, 2000 and 1999, as required by the Securities Act of 1933, as amended (the “Securities Act”). Therefore, in reliance on Securities Act Rule 437a, we have dispensed with requirements to file with the registration statement, of which this prospectus is a part, a written consent from Arthur Andersen LLP. As a result, your ability to assert claims against Arthur Andersen LLP may be limited. Since we have not been able to obtain the written consent of Arthur Andersen LLP, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act, for any untrue statements of material fact contained in such report or financial statements or any omissions to state a material fact required to be stated therein.

      Incorporated in this Prospectus by reference are (i) the audited consolidated financial statements of NRG Energy, Inc. as of December 31, 2001 and for each of the three years in the period ended December 31, 2001 appearing in NRG Energy’s Annual Report on Form 10-K for the year ended December 31, 2001 and (ii) the audited consolidated financial statements of Northern States Power Co. for the year ended December 31, 1999 appearing in Xcel Energy’s Annual Report on Form 10-K for the year ended December 31, 2001. Such consolidated financial statements have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PLAN OF DISTRIBUTION

      Our common stock will be issued and sold under this prospectus from time to time only to holders of the purchase contracts associated with the 11,500,000 equity units, stated amount $25.00, upon settlement of those purchase contracts. The settlement date for each outstanding purchase contract is May 18, 2004, unless earlier settled by the holder in accordance with the terms of the purchase contract agreement.

      We have not engaged any underwriters with respect to the shares of our common stock being offered by this prospectus. The shares of our common stock that are issued upon the settlement of the equity units will be issued directly by us to you.

      This prospectus does not cover any resales of the Xcel Energy common stock received upon settlement of the purchase contracts associated with the equity units. No person is authorized to make any use of this prospectus in connection with any resale or in connection with any other transaction or the offer or sale of any other securities.

      No person has been authorized to give any information or make any representation on behalf of Xcel Energy not contained in this prospectus or in the letter of transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      Set forth below is an estimate of the approximate amount of our fees and expenses in connection with the issuance of shares of our common stock upon settlement of the equity units:

Registration fee under the Securities Act of 1933, as amended	$12,761
Printing and engraving	$50,000
Accounting services	$5,000
Expenses and counsel fees for qualification or registration of the securities under state securities laws	$25,000
Miscellaneous, including telephone, copying, shipping, and other out-of-pocket expenses	$1,000
Total	$93,761

*	All items are estimated except the first.

Item 15.     Indemnification Of Directors And Officers

      Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Pursuant to authorization contained in our Restated Articles of Incorporation, Article 4 of our Bylaws contains provisions for indemnification of our directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statutes. We have entered into indemnity agreements with our directors that provide for indemnification consistent with the Minnesota Statutes and our Bylaws.

      We obtained insurance policies indemnifying us and our directors and officers against certain civil liabilities and related expenses.

Item 16.     Exhibits

Exhibit
Number		Description of Document

4.1	*	Restated Articles of Incorporation (incorporated by reference to Exhibit 4.01 to the Registrant’s Form 8-K (File No. 1-0304) filed on August 21, 2000)
4.2	*	Bylaws (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-48590) filed on October 25, 2000)
5.1	**	Opinion of Gary R. Johnson, Secretary and General Counsel of Xcel Energy, regarding the validity of the Xcel Energy common stock registered hereunder.
23.1		Consent of independent public accountants.
23.2		Consent of independent public accountants.
23.3	**	Consent of Gary R. Johnson, Vice President, Secretary and General Counsel, Xcel Energy (contained in Exhibit 5.1).
24.1	**	Power of Attorney.

 * Indicates exhibits incorporated by reference.

**	Indicates exhibits previously filed.

Item 22.     Undertakings

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the maximum aggregate offering price may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, if in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, as of July 2, 2002.

XCEL ENERGY INC.

By:	/s/ EDWARD J. MCINTYRE

Edward J. McIntyre
Vice President and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below as of July 2, 2002 by the following persons in the capacities indicated:

Signature	Title

* Wayne H. Brunetti	Chairman of the Board, President, Chief Executive Officer and Director

* David A. Ripka	Controller (Chief Accounting Officer)

/s/ EDWARD J. MCINTYRE Edward J. McIntyre	Chief Financial Officer

* C. Coney Burgess	Director

* David A. Christensen	Director

* Roger R. Hemminghaus	Director

* A. Barry Hirschfeld	Director

* Douglas W. Leatherdale	Director

* Albert F. Moreno	Director

* Margaret R. Preska	Director

* A. Patricia Sampson	Director

Signature		Title

* Allan L. Schuman		Director

* Rodney E. Slifer		Director

* W. Thomas Stephens		Director

*By:	/s/ EDWARD J. MCINTYRE Edward J. McIntyre (Attorney-in-Fact)

INDEX TO EXHIBITS

Exhibit
Number		Description of Document

4.1	*	Restated Articles of Incorporation (incorporated by reference to Exhibit 4.01 to the Registrant’s Form 8-K (File No. 1-0304) filed on August 21, 2000)
4.2	*	Bylaws (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-48590) filed on October 25, 2000)
5.1	**	Opinion of Gary R. Johnson, Secretary and General Counsel of Xcel Energy, regarding the validity of the Xcel Energy common stock registered hereunder.
23.1		Consent of independent public accountants.
23.2		Consent of independent public accountants.
23.3	**	Consent of Gary R. Johnson, Vice President, Secretary and General Counsel, Xcel Energy (contained in Exhibit 5.1).
24.1	**	Power of Attorney.

 * Indicates exhibits incorporated by reference.

**	Indicates exhibits previously filed.